UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MARCH, 2008.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: March 12, 2008                       /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO



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CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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MARCH 12, 2008                                 TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M


      CENTRASIA IDENTIFIES COINCIDENT GEOPHYSICAL AND GEOCHEMICAL ANOMALIES
                   ON ULEETA NI-PGM PROSPECT ON KOLA PENINSULA

VANCOUVER, B.C., Centrasia Mining Corp. ("Centrasia" or the "Company") announces that ground Induced Polarization ("IP") and Magnetic Surveys have identified a three-kilometer long, high-magnitude IP anomaly, indicative of potential sulfide mineralization, on its 100% owned Uleeta Ni-PGM prospect on the Kola Peninsula. Rock chip samples from outcrops within the geophysical anomaly returned values from below detection to a maximum of 0.3% Ni, 0.08 gram/tonne Pd, and 0.1 gram/ton Pt. This exploration license covers 240 square kilometers covering a previously identified but undrilled layered ultramafic intrusive. This exploration license is 100% owned by RudpromInvest, a wholly owned subsidiary of Centrasia Mining Corp. Geophysical surveys consisted of 150 line kilometers IP/resistivity and 143 kilometers of ground magnetics over a part of the ultramafic intrusive.

Geophysical anomalies were defined as areas of magnetite destruction coupled with areas of high chargeability. A total of 720 geochemical samples of soil and outcrop were collected along the geophysical traverse lines. A 1,000 meter drill program will commence in the spring. Please go to www.centrasiamining.com to see the latest geophysics and maps of Uleeta and Tsaga platinum metal group prospects.

Cary Pinkowski, Chairman of the Board says; "We are very pleased with the exciting results of the geochemical and geophysical surveys and we are looking forward to begin drilling on this property this spring."

All of Centrasia's exploration programs are carried out under the supervision of the Bill Tafuri, P.Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101.

Centrasia is listed for trading on the TSX Venture under the symbol "CTM", on the OTCBB under the symbol "CTMHF" and on the Frankfurt Exchange under the symbol "C8M". To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of

CENTRASIA MINING CORP.


/s/ CARY PINKOWSKI
__________________
Cary Pinkowski
Chairman.

          The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

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